Exhibit 99.1

Mountain Province Diamonds Announces Successful Permitting of Kennady North Diamond Project

Drill contract concluded

Shares Issued and Outstanding: 80,715,558
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, June 13, 2012 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announce that the Company's wholly-owned subsidiary, Kennady Diamonds Inc. ("Kennady Diamonds"), has received a Type A Land Use Permit from the Mackenzie Valley Land and Water Board in respect of the Kennady North diamond project.

"Receipt of the Land Use Permit clears the way for us to commence the summer drill program at Kennady North", said Mountain Province President and CEO Patrick Evans. "We have retained Yellowknife-based Northtech Drilling Ltd. to conduct a minimum 2,500 meter drill program, which will commence immediately", Mr. Evans added.

Plans are in place for two drill rigs to be mobilized to Kennady North with the first rig focussed on in-fill drilling along the Kelvin - Faraday kimberlite corridor, where a number of high priority drill targets have been identified. The diamondiferous Kelvin, Hobbes and Faraday kimberlites, located approximately 10 kilometers from the De Beers JV at Gahcho Kué, were discovered in the early 2000's. The second drill rig will test approximately twelve newly discovered kimberlite targets that are accessible during summer. The remainder of the high priority targets will be tested during a second phase winter drill program which will be conducted in early 2013.

Patrick Evans commented: "Our priority at Kennady North is to define a resource along the Kelvin - Faraday kimberlite corridor. The close proximity of these kimberlites to the Gahcho Kué mine, currently being permitted with JV partner De Beers, raises the potential for them to add to the projected mine life. We will also be testing a number of newly discovered high priority geophysical targets that correspond with unexplained kimberlite mineral trains not associated with the known kimberlites at Kennady North. We are very excited about the Kennady North exploration program and are also keen to commence drilling of the newly discovered geophysical targets at the De Beers JV."

Final analysis of the data from the Fugro airborne gravity gradiometry (AGG) survey over the De Beers JV leases resulted in the identification of 55 geophysical targets of which 23 are interpreted as high priority. The JV partners are expected to announce a follow-up exploration program in the near future.

As announced last Monday, June 11, 2012, Mountain Province has also received conditional approval from the TSX-Venture Exchange for the listing of Kennady Diamonds, which is being sought as part of the previously announced plan of arrangement ("the Arrangement"), pursuant to which the Company will transfer the wholly-owned Kennady North project, to Kennady Diamonds.

Upon completion of the Arrangement, Mountain Province will also transfer working capital in the amount of C$3M to Kennady Diamond and will distribute 100 percent of the shares of Kennady Diamonds to Mountain Province shareholders on the basis of one Kennady Diamond share for every five shares of Mountain Province held by shareholders on the record date. The record date, which will likely be before the end of June, 2012, will be the date established for the purposes of determining the Mountain Province shareholders entitled to receive the distribution of Kennady Diamonds' shares. A further announcement in this regard is expected shortly.

About Kennady North

The Kennady North project comprises thirteen leases and claims located to the west and north of the four leases controlled by the Gahcho Kué Joint Venture between De Beers Canada Inc. (51%) and Mountain Province (49%) located in Canada's Northwest Territories.

Exploration at Kennady North commenced in the late 1990's and resulted in the discovery of the diamondiferous Kelvin, Faraday and Hobbes kimberlites. The number of diamonds recovered from these kimberlites and the size-frequency distribution indicate that they may be of comparable grade to the 5034 (1.77 carats per tonne) and Hearne (2.10 carats per tonne) kimberlites at the De Beers JV. Exploration samples from Kelvin and Faraday returned a relatively large number of macro diamonds with the two largest being a 0.4 carat diamond from Faraday and a 0.09 carat diamond from Kelvin.

The known kimberlites at Kennady North do not explain all the kimberlitic indicators previously recovered from glacial till sampling. Exploration at Kennady North was suspended in 2004 when Mountain Province focused the Company's attention on the Gahcho Kué pre-feasibility and feasibility studies.

Exploration at Kennady North recommenced during 2011 with a 50-meter line-spacing airborne gravity gradiometry (AGG) survey over the entire 123.6 square kilometer project area. The survey identified 106 geophysical targets.  The Company recently completed a 560-line-kilometre total magnetic field (MAG) ground survey over all 106 geophysical targets identified by the AGG survey. The 39 high priority targets identified through the AGG and MAG surveys will be drilled as part of an upcoming summer drill program (approximately 20 drill targets) and 2013 winter drill program (approximately 20 drill targets).

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:30e 13-JUN-12